

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 22, 2008

Dinesh Paliwal
Chief Executive Officer
Harman International Industries, Inc.
1101 Pennsylvania Avenue, N.W., Suite 1010
Washington, D.C. 20004

**Re:      Harman International Industries, Inc.
            Annual Report on Form 10-K for the fiscal year ended June 30, 2007
            Filed August 29, 2007, File No. 1-09764**

**Form 10-Q for the quarter ended September 30, 2007
            Filed November 9, 2007**

Dear Mr. Paliwal:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director